Exhibit 10.1

November 13, 2015

Re: OFFER OF EMPLOYMENT

Dear Mr. Watt:

On behalf of Warren Resources, Inc. (“Warren” or the “Company”), I am pleased to extend this offer of employment to you effective as of your Start Date (as defined below), and look forward to you joining Warren. I am confident you will find your position with Warren both challenging and rewarding.

The basic terms are as follows:

Start Date: Monday, November 16, 2015.

Job Title: President and Chief Executive Officer. For the avoidance of doubt, you will also be principal executive officer for purposes of Section 16 of the Securities Exchange Act of 1934.

Job Location:  The Company’s headquarters, or, until the six month anniversary of his Start Date, such other locations as he deems appropriate in the best interests of the Company.

Responsibilities: You will be responsible for performing the duties and responsibilities as are commensurate and consistent with your positions as Chief Executive Officer and will devote your full working time, attention and efforts to the Company and to discharging the responsibilities of your position, and such other duties and responsibilities as may be assigned from time to time by the Company which relate to the business of the Company. You will report directly to the Company’s board of directors (the “Board”). You agree to comply with the Company’s standard policies and procedures, including the Employee Handbook previously delivered and accepted by you, and with all applicable laws and regulations.

Annual Base Salary: $550,000, payable bi-weekly in 26 equal installments less all required or elected taxes and other withholdings.

Sign-On Equity Compensation Grant: Effective as of the date upon which your commence employment with the Company, you will be granted an award of performance-vested restricted stock units (“RSUs”) with respect to a total of 695,000 shares of Warren common stock (“Shares”), which will be granted pursuant to and subject to the terms of the Warren 2010 Stock Incentive Plan (as amended, the “Plan”) and an award agreement evidencing the grant of the RSUs (the “Award Agreement”).  You will be provided with the Award Agreement evidencing your grant of RSUs as soon as practicable following your Start Date.

The Award Agreement will provide that the RSUs will vest and be settled in the form of Shares, subject to your continued employment, on each of the first three anniversaries of your start date based upon the following schedule:

Time Period	20-Day Average Stock Price*	RSUs Performance- Vesting**
First three years of Start Date	$2.00 or Greater	115,833
First three years of Start Date	$4.00 or Greater	231,667
Second or third year following Start Date	$6.00 or Greater	347,500
Total		695,000

* Determined based upon the average closing price of the Company’s Shares on twenty consecutive Trading Days which all occur during the time period set forth above.

** RSUs which have Performance Vested will remain subject to time-based vesting and will be settled, subject to your continued employment, in equal installments on each subsequent anniversary of your Start Date such that the entire incremental amount vesting in connection with a specific Stock Price milestone will be settled as of third anniversary of your Start Date.

If any of the Stock Price milestones set forth in the table above has not been achieved as of the third anniversary of the Start Date, all RSUs which have not performance-vested at such time will be forfeited and cease to remain outstanding and will not be eligible for any accelerated vesting upon your termination.

In addition, the Award Agreement will also reflect the potential accelerated vesting of a portion of the RSUs upon certain qualifying terminations of your employment, as more fully described below.

Annual Bonus: At the end of each calendar year from and after 2016, you will be considered for a bonus of up to 200% of your annual base salary based on Company and individual performance. As with all bonus compensation at Warren, whether you are awarded a bonus and, if so, the amount of any bonus is within the sole and exclusive discretion of Warren and subject to the approval of the Compensation Committee of the Board (the “Compensation Committee”). Any bonuses Warren decides to award for a calendar year will be paid no later than March 15 of the following year. For 2016, your performance metrics will include minimum liquidity and leverage ratio requirements. Remaining Company performance metrics will be similar to those applicable to other executives, and will include an individual and a company performance element.  You must be actively employed by Warren at the time the bonus is actually paid to be considered eligible to receive the bonus.  You will not be eligible to receive an annual bonus for 2015.

Other Long-Term Incentives: You will be eligible to participate in the Plan, along with other employees of Warren, and may be considered for annual equity compensation awards, in the amount and subject to the terms and conditions as determined by the Compensation Committee.

Vacation and Benefits: You shall be entitled to take four weeks of paid annual vacation (‘‘Vacation Time”) during each calendar year of employment, plus three personal days and five days of sick leave (“PTO”), all in accordance with the Warren Resources Employee Handbook , which you acknowledge receiving and reviewing as shown by your signature on Exhibit A hereto.  Subject to and in accordance with applicable eligibility requirements, you will be eligible to participate in such employee benefit plans, policies, programs and arrangements as are generally provided to the Company’s most senior executives from time to time, which benefits currently include health and dental insurance plans and a 401(k) retirement plan.

Severance Benefits: You will be eligible to participate and receive benefits pursuant to the terms of the Warren Resources Inc. Executive Severance Plan (as amended from time to time, the “Severance Plan”), which will be amended in connection with your hire to create a new category of “Tier I Employee” and to make such other amendments as necessary to effectuate the terms and intent of this letter.

As a “Tier I Employee” under the Severance Plan, you will be eligible to receive the following payments and benefits in connection with your termination of employment:

Termination Scenario	Cash Severance	RSU Treatment	Other
Termination for Cause; Resignation without Good Reason	None other than accrued salary and benefits (“Accrued Amounts”)	Forfeit all Unvested RSUs	None
Death or Disability	Accrued Amounts	Forfeit all Unvested RSUs	Pro-rated bonus for year of termination, based upon number of days worked in year and fully-year actual company performance (“Pro-Rata Bonus”)
Termination without Cause; Resignation for Good Reason (Absent a Change of Control)	Accrued Amounts Two times annual Base Salary (payable in a lump sum)	Accelerated vesting of a number of RSUs necessary to achieve a total of 115,833 RSUs vested (inclusive of any RSUs which have previously vested)	Reimbursement for up to 9 months COBRA premiums.
Termination without Cause; Resignation for Good Reason (Within two years following a Change of Control)	Accrued Amounts 2.5 times the sum of (i) annual base salary and (ii) the average of prior three years cash incentive bonus (excluding 2016)	Accelerated vesting of a number of RSUs necessary to achieve a total of 347,500 RSUs vested (inclusive of any RSUs which have previously vested)	Reimbursement for up to 9 months COBRA premiums.

Severance Amounts shall be payable within 60 days following termination in accordance with the terms of the Severance Plan and, consistent with the terms of the Severance Plan shall be conditioned upon your execution (and non-revocation) of a release of claims in the time provided to do so.  Pro-Rata Bonus shall be payable at the same time as Annual Bonus is otherwise payable.

For purposes of your participation in the Severance Plan and any accelerated vesting of your RSUs, your resignation for “Good Reason “ shall mean a resignation of employment by you if, without your prior written consent, you have: (i) incurred a material and adverse reduction in your authority, duties or responsibilities at the Company or a successor thereto (with respect to a termination in connection with a Change of Control (as defined in the Severance Plan relative to authority, duties or responsibilities immediately prior to the Change of Control), it being expressly acknowledged and agreed that the appointment of any person other than you as Chief Restructuring Officer in connection with a filing under the Bankruptcy Code shall be deemed to constitute such a diminution in your authority, duties or responsibilities, (ii) incurred a material reduction in your annual base salary or bonus opportunity (except for reductions in connection with a general reduction in annual salary or bonus opportunity for all executives of the Company by an average percentage that is not less than the percentage reduction of your salary or bonus, as applicable); (iii) experienced a material diminution in the authority, duties, or responsibilities of the supervisor to whom the you are required to report, including a requirement that the you report to a corporate officer or employee instead of reporting directly to the Board; or (iv) suffered a material breach of this letter agreement by the Company.

Notwithstanding the foregoing, for purposes of this letter agreement and the Severance Plan, you will not be considered to have resigned for Good Reason unless (i) you notify the Company in writing of the existence of the condition which you believe constitutes Good Reason within ninety (90) days of the initial existence of such condition (which notice specifically identifies such condition), (ii) the Company fails to remedy such condition within thirty (30) days after the date on which it receives such notice (the “Remedial Period”), and (iii) you actually terminate your employment within one year following the initial existence of the Good Reason condition.  If you terminate employment before the expiration of the Remedial Period, then your termination will not be considered to be resignation for Good Reason.

“Change in Control” and “Cause” with respect to the items set forth in this letter agreement shall have the meaning set forth in the Severance Plan.

Except as may lower the economic benefits due to you under the paragraph entitled “Severance” above, Warren reserves the exclusive right to amend, modify or terminate any of the foregoing plans in its sole discretion.

Section 280G Matters:  The Severance Plan will also be amended to provide that if you become entitled to any amounts which would potentially be subject to the excise tax on “excess parachute payments” pursuant to Section 4999 of the Internal Revenue Code of 1986, as amended (the “Code”), then such amounts shall be reduced to the amount that is one dollar less than three times your “base amount” (as determined pursuant to Section 280G of the Code), solely to the extent the Company determines such reduction would put you in a better financial position after payment of all taxes (inclusive of any excise taxes on such amounts).

Section 409A Matters:  Notwithstanding anything to the contrary contained herein, this letter agreement is intended to satisfy or be exempt from the requirements of Section 409A of the Code, and the Treasury Regulations and other guidance thereunder.  Accordingly, all provisions herein, or incorporated by reference herein, shall be construed and interpreted to satisfy or be exempt from the requirements of Code Section 409A.  Further, for purposes of Code Section 409A, each payment of compensation under this letter agreement or the Severance Plan shall be treated as a separate payment of compensation.  For purposes of Section 409A of the Code, to the extent applicable, to the extent that you are a “specified employee” within the meaning of the Treasury Regulations issued pursuant to Section 409A of the Code as of your separation from service and to the limited extent necessary to avoid the imputation of any tax, penalty or interest pursuant to Section 409A of the Code, no amount which is subject to Section 409A of the Code and is payable on account of your separation from service shall be paid to you before the date (the “Delayed Payment Date”) which is the first day of the seventh month after your separation from service or, if earlier, the date of your death following such separation from service.  All such amounts that would, but for the immediately preceding sentence, become payable prior to the Delayed Payment Date will be accumulated and paid on the Delayed Payment Date.  No interest will be paid by the Company with respect to any such delayed payments.  Separation from service, termination from employment and similar phrases used in this letter agreement or the Severance Plan shall mean a “separation from service” within the meaning of the Treasury Regulations issued pursuant to Section 409A of the Code.

Indemnification and Insurance:  During the term of your employment, the Company will provide you with indemnification and advancement of expenses to fullest extent permitted by law and its bylaws and other organizational documents, as amended from time to time.  In addition, the Company will also maintain Director and Officer Liability insurance coverage at levels reasonable and customary for companies of comparable size.

Entire Agreement:  Unless expressly provided herein, this letter agreement and the Exhibits hereto represent the entire agreement between you and Warren regarding your employment and supersedes all prior communications and agreements, whether written or oral.

Employment at Will: Although Warren hopes for a lasting relationship with you, your employment with the Company is and will remain strictly “at will”. This means that both Warren and you have the absolute right to terminate your employment at any time, with or without notice and with or without cause, subject to any termination benefits due pursuant to this letter agreement, the Award Agreement or the Severance Plan.

Background Check and Right to Work: Your employment is contingent upon the successful completion of reference and background checks, drug-screening checks and investigations prior to employment. For the avoidance of doubt, those have now been completed, but the Company reserves the right to renew such checks in the ordinary course or as circumstances require. You have represented to Warren that you are not bound by any employment contract, restrictive covenant or other restriction preventing you from entering into this employment relationship or carrying out your responsibilities to Warren, as contemplated hereby.

Restrictive Covenant Agreement:  As a condition of your employment and the amounts and benefits provided for under this letter agreement and the Severance Plan, simultaneously with your execution of this letter agreement, you must execute and agree to be bound by the Restrictive Covenant Agreement attached hereto as Exhibit B.

Governing Law:  This letter agreement shall be governed by the laws of the State of New York, without regard to conflict of law principles.

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Please confirm your acceptance of these terms by signing below and returning a copy of this letter to me via electronic mail at the following address:

Very truly yours,

WARREN RESOURCES, INC.

	By:	/s/ Dominick D’Alleva
Name: Dominick D’Alleva
Title: Chairman of the Board of Directors

Accepted and agreed to
this 13th day of November, 2015:

/s/ James A. Watt
James A. Watt